UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Announces 2021 Share Repurchase Plan

March 31, 2021

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the details of the 2021 buyback program recently approved by the company’s Board of Directors (“BoD” or “the Board”).

On March 18, 2021, the Board approved a buyback of shares of common stock and ADSs by means of a share repurchase plan (the “Repurchase Plan”) that authorizes open market transactions, accelerated repurchase transactions and/or privately negotiated transactions in the total aggregate amount of up to RUB 15,000,000,000, which amount includes funds to be used for purchasing the Company’s shares as described below from MTS’s parent company Sistema PJSFC (“Sistema”) and two Sistema subsidiaries: Sistema Telecom Assets LLC (incorporated in the Russian Federation) and Sistema Finance S.A. (incorporated in Luxembourg) (together with Sistema hereinafter referred to as “Sistema Entities”). The Company may execute repurchases under the Repurchase Plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The Repurchase Plan will be carried out by the Company’s wholly-owned subsidiary Bastion LLC (the “Purchaser”). RUB 15,000,000,000 is equal to approximately US$198 million translated at the CBR’s exchange rate of RUB 75.83 to US$1.00 as of March 30, 2021.

Rule 10b5-1 allows the Company to repurchase its shares and ADSs at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in the Repurchase Plan to repurchase the Company’s shares and ADSs on the open market in accordance with the terms of the Repurchase Plan. Repurchases are subject to the regulations of the United States Securities and Exchange Commission (the “SEC”) and may be subject to certain price, market volume and timing constraints specified in the Repurchase Plan. The Company may terminate the Repurchase Plan at any time.

Purchases under the Repurchase Plan are discretionary and will be made from time to time based on market conditions and the Company’s liquidity needs. The Repurchase Plan comes into effect on March 30, 2021 and is effective through the end of calendar year 2021. Any actual repurchases under the Repurchase Plan will be disclosed in the Company’s annual reports on Form 20-F and Form 6-K filed with the SEC, on the Company’s website and as required under legislation of the Russian Federation.

Purchases from Sistema Entities

Sistema Entities have also entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with the Purchaser, whereby Sistema Entities agree to sell to the Purchaser a number of the Company’s shares of common stock (including ADSs) proportionate to the number of the Company’s shares purchased by the Purchaser under the Repurchase Plan in each reporting month at the average price per share calculated for a relevant month such that Sistema Entities (together with its affiliates exclusive of the Company and its subsidiaries) aggregate percentage ownership and voting power in the Company after the Repurchase Plan will be substantially equal to Sistema Entities’ and such affiliates’ ownership as at the date of the commencement of the Repurchase Plan. The amount payable to Sistema Entities under the Sale and Purchase Agreement will in no event exceed the percentage of effective ownership of Sistema Entities and its affiliates (excluding the Company and its subsidiaries) in the Company at the relevant time multiplied by the aggregate amount paid by the Purchaser under the Repurchase Plan. Moreover, Sistema Entities are entitled to refuse to sell the Company’s shares and ADSs to the Purchaser and/or to specify the proportion of the Company’s shares and ADSs to be sold by giving the Purchaser a notice before the beginning of a reporting period/month/blackout period in which the Purchaser contemplates to acquire the Company’s shares under the Repurchase Plan, as well as to set in such notice a minimum price at which Sistema Entities agree to transfer the shares or ADSs to the Purchaser.

Cautionary Statement

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, the Purchaser assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock (including shares of common stock represented by ADSs). The Repurchase Plan is not being made, directly or indirectly, in or into, or by use of the mails of, or by other means (including, without limitation, facsimile transmission, email, telex and telephone), or via any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the making of the Repurchase Plan into or inside such jurisdiction would constitute violation of the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this announcement. Any representation to the contrary is a criminal offence.

The information contained in this notice is addressed exclusively to the holders of common stock and ADSs. Neither this notice, nor the Repurchase Plan described herein nor any information contained herein constitute an offer (“Offerta”) pursuant to Russian law, or an advertisement, or an offer of securities to an unlimited number of persons within or outside the territory of the Russian Federation, or voluntary tender offer or mandatory tender offer under Russian law. Neither this notice, nor the Repurchase Plan described herein constitute or are intended for placement or public circulation or securities of foreign issuers in the Russian Federation. Furthermore neither this notice, not the Repurchase Plan constitute an auction under the Laws of the Russian Federation and provisions of articles 447 — 449 of the Civil Code of the Russian Federation do not apply to the Repurchase Plan. ADSs, to which the Repurchase Plan relates, are neither registered in the Russian Federation not admitted to placement, public placement or public circulation in the Russian Federation in accordance with Article 51 of the Russian Federal law No. 39-FZ “On the Securities Market”, dated April 22, 1996 (as amended) (the “Securities Market Law”). The purchase of ADSs will be carried our exclusively in accordance with the procedures set for in this announcement. Any information in this announcement and related documents in respect of ADSs is addressed in the Russian Federation solely to persons who are “qualified investors" as defined in the Securities Market Law.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 31, 2021